UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

Attunity Ltd (the “Company”) announced that it has filed a draft preliminary prospectus with the Israel Securities Authority (ISA) and the Tel-Aviv Stock Exchange (TASE) in connection with a possible underwritten offering solely to the public in Israel. A copy of the press release is attached as Exhibit 1 hereto.

Attached hereto as Exhibit 2 are portions of the draft prospectus, which contain updated information regarding the Company previously disclosed in its public filings with the SEC and new information not previously disclosed in its public filings with the SEC.

This report shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities. The securities which may be offered pursuant to the prospectus will only be offered in Israel to Israeli residents, will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

Exhibits

1.	Press Release: Attunity Files Draft Preliminary Prospectus for Possible Public Offering in Israel.

2.	Sections of draft Israeli prospectus filed with the Israel Securities Authority and the Tel-Aviv Stock Exchange.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: June 4, 2007